Exhibit 99.1

NOTICE OF
AN ANNUAL GENERAL MEETING OF THE SHAREHOLDERS TO BE
HELD ON DECEMBER 30, 2025

To the shareholders of PainReform Ltd.:

Notice is hereby given that an Annual General Meeting (the “Meeting”) of the shareholders of PainReform Ltd. (the “Company”) will be held at the offices of the Company’s attorneys, Amit, Pollak, Matalon & Co., at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel on Tuesday, December 30, 2025 at 3:00 p.m. (Israel Time).

The agenda of the Meeting will be as follows:

1.	To approve the re-election of Dr, Ehud Geller to the Board of Directors as a Class I director, so that following such re-election, his term shall expire in accordance with his class.

2.
To approve, subject to and conditional upon the approval of the Registrar of Companies of Israel, the name of the Company to be changed from “Painreform Ltd.” to “PRF Ltd.” and to amend the Company’s amended and restated articles of association (the “Articles of Association”) accordingly.

3.	To approve a grant of options to Mr. Asaf Shavit, a non-executive member of the Board of Directors.

4.
To approve an increase of the Company’s authorized share capital by 50,000,000 shares, such that following the increase, the authorized share capital shall consist of a total of 60,000,000 ordinary shares, with no nominal value each, and to amend the Company’s Articles of Association accordingly.

5.
To approve a reverse split of the Company ordinary shares, with no nominal value each, at a ratio of 1 share for 5 shares, so that each five (5) ordinary shares of the Company, with no nominal value each shall be recapitalized into one (1) ordinary share of the Company, with no nominal value,  and to amend the Company’s Articles of Association accordingly.

6.
To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (the “Auditors”), as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

7.	To review and discuss our financial statements for the year ended December 31, 2024, and to transact such other business as may properly come before the Meeting.

Only shareholders at the close of business on Tuesday, December 2, 2025 shall be entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

By Order of the Board of Directors /s/ Ehud Geller Ehud Geller, Interim Chief Executive Officer November 25, 2025

65 Yigal Alon St. Tel Aviv, 6744431, Israel

PROXY STATEMENT

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE
HELD ON DECEMBER 30, 2025

This Proxy Statement is furnished to our holders of ordinary shares, no nominal value per share, in connection with an Annual General Meeting of Shareholders (the “Meeting”), to be held on Tuesday, December 30, 2025 at 3:00 p.m. Israel time at the offices of the Company’s attorneys, Amit, Pollak, Matalon & Co., at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “PainReform”, “we”, “us”, “our” and the “Company” to refer to PainReform Ltd. and terms such as “you” and “your” to refer to our shareholders.

Agenda Items

The agenda of the Meeting will be as follows:

1.	To approve the re-election of Dr, Ehud Geller to the Board of Directors as a Class I director, so that following such re-election, his term shall expire in accordance with his class.

2.
To approve, subject to and conditional upon the approval of the Registrar of Companies of Israel, the name of the Company to be changed from “Painreform Ltd.” to “PRF Ltd.” and to amend the Company’s amended and restated articles of association (the “Articles of Association”) accordingly.

3.	To approve a grant of options to Asaf Shavit, a member of the Board of Directors.

4.
To approve an increase of the Company’s authorized share capital by 50,000,000 shares, such that following the increase, the authorized share capital will consist of a total of 60,000,000 ordinary shares, with no nominal value each, and to amend the Company’s Articles of Association accordingly.

5.
To approve a reverse split of the Company ordinary shares, with no nominal value each, at a ratio of 1 share for 5 shares, so that each five (5) ordinary shares of the Company, with no nominal value each shall be recapitalized into one (1) ordinary share of the Company, with no nominal value, and to amend the Company’s Articles of Association.

6.
To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (the “Auditors”), as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

7.	To review and discuss our financial statements for the year ended December 31, 2024, and to transact such other business as may properly come before the Meeting.

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” all items.

Who Can Vote

Only the holders of record of ordinary shares (“ordinary shares”) of the Company as at the close of business on Tuesday December 2, 2025 (the “Record Date”) shall be entitled to receive notice of and attend the Meeting and any adjournment thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Tuesday, December 2, 2025, or which appeared in the participant listing of a securities depository on that date.

Quorum

A quorum shall be the presence of at least two (2) shareholders who hold at least twenty five percent (25%) of the voting rights (including through a proxy or voting instrument) within one half hour from the time the meeting was designated to start. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If a quorum is not present at the adjourned meeting within half hour from the time designated for its start, the meeting shall take place with any number of participants. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Required for Approval of the Proposals

Each ordinary share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Meeting. As of the close of business on Monday, November 24 2025, 3,915,340 ordinary shares were issued and outstanding.

Proposals 1 2, 3, 4, 5 and 6 to be presented at the Meeting require the affirmative vote of holders of at least a majority of the voting power represented and voting on such proposal in person or by proxy on the matter presented for passage.

If you provide specific instructions (mark boxes) with regard to the proposal, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares beneficially in a street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker how to vote. This will be true even for a routine matter, as your broker will not be permitted to vote your shares in their discretion on any proposal at the meeting. For the proposal, a broker may only vote in accordance with instructions from a beneficial owner of shares.

Voting by Holders of Ordinary Shares

Ordinary shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the Meeting in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Meeting, or at any adjournment thereof. Where any holder of ordinary shares affirmatively abstains from voting on any particular resolution, the votes attaching to such ordinary shares will not be included or counted in the determination of the number of ordinary shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on Monday December 29, 2025, to ensure your representation at our Meeting.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of Equiniti Trust Company, LLC (“Equiniti”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of Meeting and the proxy card will be mailed to you by Equiniti. You may provide voting instructions by returning a proxy card. You also may attend the Meeting and vote in person, subject to our right to convert to a virtual only meeting format. If you own ordinary shares of record and you do not vote by proxy or in person at the Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of Meeting and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own ordinary shares in street name and attend the Meeting in person, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting and present your voting information card and subject to our right to convert to a virtual only meeting format.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Meeting by submitting a written notice of revocation to our Interim Chief Executive Officer at egeller@medicavp.com or PainReform Ltd., 65 Yigal Alon St. Tel Aviv, 6744431, Israel, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the Meeting and voting in person. A beneficial owner owning ordinary shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the Meeting. If you are not planning to attend in person, to ensure your representation at our Meeting, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, Monday, December 29, 2025.

Position Statement

To the extent you would like to submit a position statement with respect to the proposal described in this proxy statement pursuant to the Companies Law, 1999, you may do so by delivery of appropriate notice to the offices of our attorneys, Amit, Pollak, Matalon & Co., (Attention: Ronen Kantor, Adv) located at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel, not later than ten days before the convening of the Meeting (i.e. Saturday, December 20, 2025). Response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e. Thursday. December 25, 2025).

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.   We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (“SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Annual General Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, http://www.painreform.com/.  The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act, or Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSAL 1:
RE-ELECTION OF DIRECTOR
Background

Under the Israeli Companies Law and our Articles of Association, the management of our business is vested in our Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Articles of Association provide that we may have no more than 13 directors, plus the legally required number of external directors. Our Board of Directors currently consists of six directors, including two external directors.

In August 2024, an extraordinary general meeting of our shareholders approved an amendment to our Articles of Association, according to which the Board of Directors, excluding the external directors, if any (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law, if so required by the Companies Law), shall consist of three classes of directors, which are appointed for fixed terms of office in accordance with the Israeli Companies Law and our Articles of Association, as follows: (i) the term of office of the initial Class I director shall expire at the first annual general meeting of our shareholders held in 2025 and when his successors will be elected and qualified, (ii) the term of office of the initial Class II director shall expire at the first annual general meeting of our shareholders following the annual general meeting of our shareholders referred to in clause (i) above and when his successors is elected and qualified, and (iii) the term of office of the initial Class III directors shall expire at the first annual general meeting of our shareholders following the annual general meeting of our shareholders referred to in clause (ii) above and when their successor is elected and qualified.

Directors (other than external directors) may be elected only in annual general meetings of our shareholders. At each annual general meeting of our shareholders, each of the successors elected to replace the director of a class whose term shall have expired at such annual general meeting of our shareholders shall be elected to hold office until the third annual general meeting of our shareholders next succeeding his election and until his respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each director shall serve until his successor is elected and qualified or until such earlier time as such director’s office is vacated.

Directors so elected may not be dismissed from office by the shareholders or by a general meeting of our shareholders prior to the expiration of their term of office. The directors do not receive any benefits upon the expiration of their term of office.

The three classes of directors are Class I Director, Class II Director and Class III Director. Dr. Ehud Geller serves as our Class I Director until the close of the annual meeting to be held in 2025; Mr. Asaf Shavit serves as our Class II Director until the close of the annual meeting to be held in 2026; and Mr. Efi Cohen-Arazi serves as our Class III Directors until the close of the annual meeting to be held in 2027.

All of the members of our Board of Directors, other than external directors, may be re-elected for an unlimited number of terms upon completion of their then-current term of office.

The director nominee, whose professional backgrounds is provided below, has advised us that he is willing, able, and ready to serve as a director if re-elected. We do not have any understanding or agreement with respect to the future election of the named nominee.

Dr. Ehud Geller has been the Chairman of our Board of Directors since November 2008. Since 1995, he has been the General Partner of Medica Venture Partners. Between 1979 and 1985, Dr. Geller was President of the Pharmaceutical Division of Teva Pharmaceutical Industries (NYSE: TEVA) and Executive VP of the Teva Group. At Teva, he led the acquisition of IkapharmLtd. He served as the President and CEO of Interpharm Laboratories, Ltd. from 1985 to 1990. During these years he also served as head of the Israeli Pharmaceutical Manufacturers Association and as a Board Member on the Tel Aviv Stock Exchange (TASE). Dr. Geller has a B.Sc. degree in Chemical Engineering, an MBA degree from Columbia University/Drexel Institute and a Ph.D. degree in pharmaceutical/chemical engineering from Drexel Institute, Philadelphia. Since 1995, he has been the General Partner of Medica Venture Partners. Mr. Geller was selected to serve on the board of directors as Chairman due to his significant experience leading and growing companies in the pharmaceutical industry and his significant leadership experience. His experience leading the company’s management and the depth of his knowledge of our business enable him to provide valuable leadership on complex business matters that we face on an ongoing basis.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the annual meeting:

“RESOLVED, that the re-election of Dr. Ehud Geller as a director of the Company, to serve until his term expires in accordance with his Class I designation be, and hereby is, approved in all respects.”

Required Vote

Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect the director nominee named above.

Board Recommendation

Our Board of Directors recommends a vote FOR the re-election of the foregoing director nominee.

PROPOSAL 2:

PROPOSAL TO CHANGE THE NAME OF THE COMPANY FROM PAINREFORM LTD. TO PRF LTD.

Background

On September 30, 2025, our Board of Directors approved the change of the Company name from Painreform Ltd. to PRF Ltd. (the “Change of Name”). This decision was made following a thorough assessment of the Company's evolving business model, expanded product portfolio, and long-term strategic objectives. In particular, the Company has expanded its operations to include the business activity of DeepSolar, an AI-driven solar analytics platform, in addition to its ongoing activities focused on the reformulation of established therapeutics. The adoption of the name, PRF Ltd., is intended to more accurately reflect the Company's current scope of operations, which now extends beyond the original focus suggested by its former name. The Change of Name will enhance the clarity of the Company's mission for stakeholders, partners, and customers, and is expected to support the Company's initiatives to pursue new business opportunities, strengthen investors’ confidence, and facilitate entry into new markets. The Change of Name constitutes a strategic measure intended to more closely align the Company's corporate identity with its vision and to reinforce its competitive positioning within the industries in which it conducts business.

The Change of Name shall become effective on and from the date of issuance of the Certificate of Change of Name by the Registrar of Companies of Israel, in accordance with the provisions of applicable law.

Approval of Amendment of our Articles of Association

We are proposing to amend Article 1 of our Articles of Association as follows:

“1. Name of the Company:	In Hebrew: פיאראף בע"מ
In English: PRF Ltd.”

Proposed Resolution

    We are proposing adoption by our shareholders of the following resolution at the Meeting:

    “RESOLVED, to approve, subject to and conditional upon the approval of the Registrar of Companies of Israel, the change of the name of the Company from Painreform Ltd. to PRF Ltd., and to amend the Company’s Articles of Association accordingly”.

Required Vote

  Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

  The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL 3:
GRANT OF OPTIONS TO DIRECTOR

Background

On November 13, 2025, our Compensation Committee and Board of Directors approved the grant, subject to shareholder approval, of options to Mr. Asaf Shavit who was appointed to serve as a member of the Board of Directors in replacement of Professor Eli Hazum.

Mr. Shavit shall be entitled, subject to shareholder approval, to 15,000 options to purchase 15,000 ordinary shares of the Company. The options will be issued under the following terms: (i) all options shall vest over a three (3) year period on a quarterly basis, with one-twelfth (1/12) of the total options vesting at the end of each quarter following the vesting commencement date, subject to Mr. Shavit's continued service with the Company through each applicable vesting date; and (ii) the exercise price shall be equal to the average share price of the Company’s shares during the thirty (30) trading days prior to the date of Board of Directors approval.

Proposed Resolution

It is therefore proposed that the following resolution be adopted at the meeting:

“RESOLVED, to grant an aggregate number of 15,000 options to purchase 15,000 ordinary shares Mr. Asaf Shavit, upon the terms described above.”

Required Vote

Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL 4:

PROPOSAL TO INCREASE AUTHORIZED SHARE CAPITAL AND TO AMEND THE ARTICLES
OF ASSOCIATION ACCORDINGLY

Background

Our authorized share capital is divided into 10,000,000 shares, with no nominal value each. As of Monday, November 24, 2025, there are 3,915,340 ordinary shares issued and outstanding, 2,515,762 ordinary shares reserved for future issuance under outstanding options and warrants and our equity incentive plans, and 197,236 ordinary shares remain available for future option grants or share awards.

The proposal to increase the authorized share capital of the Company is designed to enable us to have sufficient authorized share capital for the upcoming years and in order that the increase in authorized share capital would allow us to meet our future business needs as they arise. These needs could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits or dividends, and other bona fide corporate purposes.

The possible future issuance of equity securities consisting of ordinary shares or securities convertible into ordinary shares could affect our current shareholders in a number of ways, including the following: (i) diluting the voting power of the current holders of ordinary shares; (ii) diluting the market price of the ordinary shares, to the extent that the new ordinary shares are issued and sold at prices below current trading prices of the existing ordinary shares, or if the issuance consists of equity securities convertible into ordinary shares, to the extent that the securities provide for the conversion into ordinary shares at prices that could be below current trading prices of the ordinary shares; and (iii) diluting the book value per share of the outstanding ordinary shares.

Increase in our Authorized Share Capital

 We intend to increase our authorized share capital by an additional 50,000,000 ordinary shares, such that following the increase, our authorized share capital will be divided into 60,000,000 ordinary shares, with no nominal value each.

After the increase, all ordinary shares issuable from our authorized share capital would have the same voting rights and rights to any dividends or other distributions by us as the ordinary shares currently issuable from our share capital.

Approval of Amendment of our Articles of Association

We are proposing to amend Article 4 of our Articles of Association as follows:

“4. The registered share capital of the Company consists of 60,000,000 ordinary shares with no nominal value each (hereinafter: “Ordinary Share”).”

Proposed Resolution

    We are proposing adoption by our shareholders of the following resolution at the Meeting:

    “RESOLVED, to approve the increase to the Company’s authorized share capital by 50,000,000 shares, such that following the increase, the authorized share capital will consist of 60,000,000 ordinary shares, with no nominal value each, and to amend the Company’s Articles of Association accordingly”.

Required Vote

  Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

  The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL 5:

APPROVAL OF A REVERSE SHARE SPLIT OF THE COMPANY’S SHARE CAPITAL AND
AN AMENDMENT OF THE ARTICLES OF ASSOCIATION ACCORDINGLY

Background

We believe that maintaining the continued listing of our ordinary shares on the Nasdaq Capital Market is in the best interests of the Company and our shareholders, as it provides access to the public capital markets and enhances the liquidity of our ordinary shares.

To assist in maintaining compliance with the continued listing requirements of the Nasdaq Capital Market, on November 24, 2025, the Company’s Board of Directors approved a proposal to effect a reverse share split of the Company’s ordinary shares a ratio of 1-to-5 (the “Reverse Split”) and to amend our Articles of Association to effect such Reverse Split.

The Board of Directors believes that the reverse share split is advisable and in the best interests of the Company and its shareholders because it is expected to increase the market price of the Company’s ordinary shares, thereby making the shares more attractive to a broader range of institutional and other investors. The Board further believes that the anticipated increase in the per share market price of the Company’s ordinary shares as a result of the reverse share split may encourage greater investor interest and improve the marketability and liquidity of the Company’s ordinary shares.

Many brokerage firms and institutional investors have internal policies and practices that either prohibit them from investing in or recommending investments in low-priced stocks, or that tend to discourage individual brokers from recommending such securities to their customers. Additionally, some of these policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Because brokers’ commissions on low-priced stocks generally represent a higher percentage of the share price than commissions on higher-priced stocks, the current average price per share of the Company’s ordinary shares may result in shareholders paying transaction costs that represent a higher percentage of their total share value than would be the case if the share price were higher.

If the Reverse Split is approved by our shareholders, then the Board of Directors shall be authorized implement the Reverse Split at a ratio of 1-to-5 and issue a press release announcing the effective date of the Reverse Split and will amend our Articles of Association to effect such Reverse Split. The Company is required to give notice to Nasdaq at least 10 calendar days prior to the record date of a Reverse Split.

If the Reverse Split is implemented, the number of authorized shares as well as the issued and outstanding ordinary shares would be reduced in a ratio of 1-to-5, so that each five (5) ordinary shares of the Company, with no nominal value each shall be recapitalized into one (1) ordinary share of the Company, with no nominal.

In addition, if the Reverse Split is implemented, the exercise price and the number of ordinary shares issuable pursuant to outstanding warrants will be adjusted pursuant to the terms of the respective warrants in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of ordinary shares issuable pursuant to the 2019 PainReform Option Plan, as well as the number of shares and exercise prices subject to outstanding options under the plan shall be appropriately adjusted.

No fractional shares will be issued as a result of the Reverse Split.  Instead, The Board of Directors shall be authorized, at its discretion, to take such actions as it deems necessary or appropriate to address any fractional shares resulting from the proposed share consolidation and/or division, including, without limitation: (i) allocating additional shares to shareholders to round holdings to whole shares; (ii) determining that fractional entitlements shall not be consolidated into whole shares; (iii) issuing additional shares for consideration as determined by the Board to prevent fractional shares; or (iv) arranging for the transfer of shares among shareholders at a fair price, including through a trustee, to eliminate fractional shares..

In the event that the Company’s shareholders do not approve the Reverse Split and the proposed amendments to the Company’s Articles of Association, the Company’s ordinary shares will likely be delisted from trading on the Nasdaq Capital Market. If delisted, the Company’s shares may be quoted on an over-the-counter market, which is generally subject to less stringent reporting, disclosure, and corporate governance standards than those required by Nasdaq and the SEC. This could result in reduced liquidity, lower trading volumes, and increased price volatility. In addition, delisting could adversely affect the Company’s ability to attract institutional investors, raise additional capital, and maintain analyst coverage. Accordingly, the Board of Directors recommends that the shareholders vote to approve the Reverse Split as described above on a date to be determined by our Board of Directors and announced by the Company and authorize the Company to amend the Articles of Association accordingly.

Implementation of Reverse Split

If our shareholders approve the Reverse Split,  the number of authorized shares as well as the issued and outstanding ordinary shares would be reduced in a ratio of 1-to-5, so that each five (5) ordinary shares of the Company, with no nominal value each, shall be recapitalized into one (1) ordinary share of the Company, with no nominal value. In addition, the number of authorized ordinary shares that the Company may issue will be reclassified and proportionately decreased in accordance with the Reverse Split ratio, so that following the Reverse Split, and giving effect, subject to the approval of the shareholders, to the increase in the registered share capital under Proposal 3, our registered share capital, which would have been 60,000,000 ordinary shares, with no nominal value each, shall become 12,000,000 ordinary shares, with no nominal value each.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names.  Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding our ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split.  Shareholders who hold our ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Our registered holders of ordinary shares hold their shares electronically in book-entry form with the transfer agent. These shareholders do not have share certificates evidencing their ownership of their ordinary shares. They are, however, provided with a statement reflecting the number of shares registered in their accounts. Registered holders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Split ordinary shares, subject to adjustment for treatment of fractional shares.

Certain Risks Associated with the Reverse Split

There are numerous factors and contingencies that could affect our price following the proposed Reverse Split, including the status of the market for our ordinary shares at the time, our reported results of operations in future periods, and general economic, market and industry conditions. Accordingly, the market price of our ordinary shares may not be sustainable at the direct arithmetic result of the Reverse Split. If the market price of our ordinary shares declines after the Reverse Split, our total market capitalization (the aggregate value of all of our outstanding ordinary shares at the then existing market price) after the split will be lower than before the split.

The Reverse Split may result in some shareholders owning “odd lots” of less than 100 ordinary shares on a post-split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve a reverse share split of the Company’s ordinary shares at a ratio of 1-to-5, and to amend the Company’s Articles of Association accordingly.”

Required Vote

Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL: 6:
APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS AND
AUTHORIZATION OF THE BOARD, UPON THE RECOMMENDATION OF THE AUDIT
COMMITTEE, TO DETERMINE THE AUDITORS’ REMUNERATION TO BE FIXED IN
ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES TO THE COMPANY
FOR SUCH FISCAL YEAR

Background

It is proposed to approve the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited as the Company’s independent auditors for the fiscal year ending December 31, 2024, and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

The following table provides information regarding fees paid or to be paid by us to Deloitte and to Kesselman & Kesselman, for all services, including audit services, for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
(USD in thousands)
Audit fees (1)	120	120
Audit-related fees(2)	83	122
Tax fees	-	-
All other fees	-	-
Total	203	242

(1)
The audit fees for the years ended December 31, 2024 and 2023 include professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements, statutory audits of the Company.

(2)	Issuance of consents and assistance with review of documents filed with the SEC.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s registered public accounting firm for the year ending December 31, 2024 and until the Company’s next annual general meeting of shareholders, and to authorize the audit committee to fix such accounting firm’s compensation.”

Required Vote

Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this proxy statement, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors /s/ Ehud Geller Ehud Geller, Interim Chief Executive Officer November 25, 2025